Exhibit 99.1

ImmunoPrecise Identifies a Unique Antibody, 23-H7, That Demonstrates In Vivo Efficacy, an Alternative Mechanism of Action and Binds all Tested SARS-CoV-2 Variants of Concern

  Blocks the RBD/ACE2 binding interaction indirectly through an alternative mechanism of action
  Binds to all tested variants of concern, likely because it targets a site other than the mutation prone Receptor Binding Domain/ACE2 binding interface
  Works synergistically with antibodies from other epitope families, making this a potentially promising component for a combination therapy

VICTORIA, British Columbia--(BUSINESS WIRE)--March 25, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced the identification of antibody 23-H7, which preclinical data obtained to date indicates provides strong, protective anti-viral effects in SARS-CoV-2 (COVID-19) infected Syrian hamsters via an uncommon mechanism of action.

While 23-H7 is able to perturb the interaction between the Receptor Binding Domain (RBD) and the host receptor ACE2, its epitope is not located on the mutation prone RBD/ACE2 interface, unlike the spike protein regions targeted by current, commercial SARS-CoV-2 therapies. As a result, 23-H7 is anticipated to be less vulnerable to escape mutations within the spike protein/ACE2 binding interface, like escape mutation of concern E484K. In line with this, IPA demonstrated that 23-H7 maintained binding to the full (cell-associated) spike trimer of emerging SARS-CoV-2 variants of concern B.1.1.7 (UK), B.1.351 (S. African), and P.1 (Brazilian), despite published data stating that many highly neutralizing antibody therapies against SARS-CoV-2, as well as most convalescent sera and vaccine-induced immune sera, show reduced activity against viral variants.

Preclinical efficacy study

Notably, in vivo efficacy evaluation of antibody 23-H7 when administered as a passive vaccine, twenty-four hours prior to infecting Syrian hamsters with the SARS-CoV-2-D614G, resulted in undetectable replication competent virus titer in the lungs of four of the five animals 4 days post infection, with the remaining animal showing a replication competent viral titer barely above the lowest level of detection. As binding of this antibody to multi- and single-mutated spike protein trimers and fragments, respectively, appears to be unaffected, IPA anticipates that this antibody has the potential to maintain similar in vivo protective efficacy against corresponding viral variants.

In vitro analyses of studies conducted by IPA revealed that antibody 23-H7 can co-exist on the SARS-CoV-2 spike protein with antibodies from several other epitope families, as well as antibodies directly blocking the RBD/ACE2 interface, and is able to work synergistically when combined with antibodies from other epitope families in (pseudo)virus neutralization assays. Therefore, IPA believes that this unique lead is a very promising component for a combination therapy. Apart from increasing blockade of host cell infection, applying multiple antibodies targeting different regions of the spike protein simultaneously is expected to enhance viral clearance by the host’s immune system in a coordinated effort. Next to the benefit of capturing multiple mechanisms of action in one therapy, IPA’s PolyTope antibody cocktail approach is also believed to reduce the risk of mutagenic escape, and thereby expectedly increases its sustainability.

“The identification of IPA’s genetically diverse set of therapeutic antibodies with multiple mechanisms of action and broad epitope coverage is a reflection of our proprietary technology’s ability to deeply mine diverse human antibody repertoires, which ultimately enabled the discovery of this exciting, unique antibody, 23-H7,” stated Ilse Roodink, IPA’s Global COVID-19 Program Director. “This finding is also a reflection of our overall commitment to quality science and meaningful, translational outcomes.”

About IPA’s PolyTope Platform.

IPA’s SARS-CoV-2 PolyTope monoclonal therapies are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s antibody 23-H7 to bind to SARS-CoV-2/COVID-19 variants of concern, to retain efficacy in vivo against viral variants, and to be suitable for use in combination with other antibodies and of antibody 23-H7 and IPA’s PolyTope antibody cocktail to enhance viral clearance and risk of mutagenic escape. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, 23-H7 and IPA’s PolyTope antibody cocktails have not yet been tested in humans and the Company may not be successful in developing antibody 23-H7 or its PolyTope antibody cocktail or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, to be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its antibodies, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Contacts

Investors: Frédéric Chabot, Phone: 1-438-863-7071,
Email: fchabot@immunoprecise.com